(Exhibit 4.5)

DESCRIPTION OF COMMON STOCK

The following is a description of the material terms and provisions that apply to the capital stock of Badger Meter, Inc. (the “Company,” “we,” “us” or “our”). This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of Wisconsin law, our restated articles of incorporation (our “articles of incorporation”) and our restated by-laws (our “by-laws”). Our articles of incorporation and by-laws are filed as exhibits to this Annual Report on Form 10-K. We encourage you to read our articles of incorporation, our by-laws and the applicable provisions of Wisconsin law for additional information.

General

We are authorized to issue up to 40,000,000 shares of common stock, $1.00 par value per share.

Common Stock

Subject to the provisions of Wisconsin law described below under “Statutory and By-Law Provisions,” holders of our common stock are entitled to one vote for each share of common stock held by them on all matters properly presented to shareholders. Our board of directors may, at its discretion, declare and pay dividends on our common stock out of funds legally available for the payment of dividends. If we are liquidated, any amounts remaining after the discharge of outstanding indebtedness will be paid pro rata to the holders of our common stock. Holders of our common stock have no preemptive rights or other subscription rights, and no rights to convert their shares of common stock into any other securities. Our common stock is not subject to any redemption or sinking fund provisions. The outstanding shares of our common stock are validly issued, fully paid and non-assessable.

Statutory and By-Law Provisions

Provisions of Wisconsin law and our by-laws might also discourage some types of transactions that involve an actual or threatened change of control of the Company:

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Section 180.1150 of the Wisconsin Business Corporation Law provides that the voting power of shares of Wisconsin corporations, including the Company, held by any person or persons acting as a group in excess of 20% of the voting power of the corporation is limited to 10% of the full voting power of those shares. This restriction does not apply to shares acquired directly from the corporation or in specified transactions or shares for which full voting power has been restored pursuant to a vote of shareholders.

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Sections 180.1140 through 180.1144 of the Wisconsin Business Corporation Law contain limitations and special voting provisions applicable to specified business combinations involving Wisconsin corporations, including the Company, and a significant shareholder, unless the board of directors of the corporation approves the business combination or the shareholder’s acquisition of shares before the shares are acquired.

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Similarly, Sections 180.1130 through 180.1133 of the Wisconsin Business Corporation Law contain special voting provisions applicable to specified business combinations unless minimum price and procedural requirements are met.

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Following the commencement of a takeover offer, Section 180.1134 of the Wisconsin Business Corporation Law imposes special voting requirements on specified share repurchases effected at a premium to the market and on specified asset sales by the corporation unless, as it relates to the potential sale of assets, the corporation has at least three independent directors and a majority of the independent directors vote not to have the provision apply to the corporation.

In addition, our by-laws establish a procedure which shareholders seeking to call a special meeting of shareholders must satisfy. This procedure involves notice to us, the receipt by us of written demands for a special meeting from holders of 10% or more of all the votes entitled to be cast on any issue proposed to be considered at the special meeting, a review of the validity of such demands by an independent inspector appointed by us, the fixing of the record date by our board of directors and the fixing of the meeting date by our chief executive officer. In addition, shareholders demanding such a special meeting must deliver to the Company a written agreement to pay the costs incurred by us in holding a special meeting, including the costs of preparing and mailing the proxy materials for our solicitation of proxies for use at such meeting, in the event such shareholders are unsuccessful in their proxy solicitation.

Our by-laws also provide our board of directors with discretion in postponing shareholder meetings, including, within certain limits, special meetings of shareholders. Additionally, our president or board of directors (acting by resolution) may adjourn a shareholder meeting at any time prior to the transaction of business at such meeting, within certain limits. Our by-laws also contain strict time deadlines and procedures applicable to shareholders seeking to nominate a person for election as a director or to otherwise bring business before a meeting.

Our articles of incorporation require the affirmative vote of the holders of at least 70% of the voting power of the then outstanding shares of common stock to amend or repeal provisions of our articles of incorporation governing the number, tenure or election of directors. Holders of our common stock are not entitled to cumulative voting in connection with the election of our directors. Our directors will also not be subject to removal, except for cause and only by the affirmative vote of a majority of the votes entitled to be cast at a meeting called for the purpose of removing them, subject to certain notice requirements in our articles of incorporation. These provisions on the removal of directors could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of us.

Our by-laws also provide that we must indemnify our directors and officers to the fullest extent authorized by Wisconsin law. We are also expressly authorized to carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and officers. The limitation of liability and indemnification provisions in our articles of incorporation and our by-laws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders.

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